UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Controlled Equity OfferingSM Sales Agreement

On May 19, 2025, SEALSQ Corp, a company incorporated under the laws of the British Virgin Islands (the “Company”), entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) and Maxim Group LLC (“Maxim”) (each, a “Sales Agent” and together, the “Sales Agents”), pursuant to which the Company may elect to sell, from time to time through Cantor, acting as the sole designated sales agent and/or principal, ordinary shares of the Company, par value $0.01 per share (the “Ordinary Shares”), having an aggregate offering amount of up to $100,000,000 (collectively, the “Offered Shares”).

Any potential sale of the Offered Shares will be made pursuant to the Company’s effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-286098) filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 25, 2025 and declared effective on April 2, 2025, as supplemented by a prospectus supplement (the “Prospectus Supplement”) dated May 19, 2025 and filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

If the Company elects from time to time to sell Ordinary Shares under the Prospectus Supplement, such sales may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for the Ordinary Shares, or any other existing trading market in the United States for the Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to a Sales Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Sales Agents have agreed to use commercially reasonable efforts consistent with their normal trading and sales practices to sell the Offered Shares pursuant to the Sales Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to sell any Offered Shares under the Sales Agreement. The Sales Agreement will terminate upon the earliest of (a) the sale of all of the Offered Shares and (b) the termination of the Sales Agreement by the Sales Agents or the Company, as permitted therein.

The Company has agreed to pay the Sales Agents an aggregate commission of 3.0% of the gross sales price from each sale of Offered Shares pursuant to the Sales Agreement and has agreed to customary indemnification and contribution rights in favor of the Sales Agents.

Additionally, the Company has agreed to reimburse the Sales Agents for certain specified expenses in connection with entering into the Sales Agreement and ongoing sales thereunder. The Sales Agreement contains customary representations and warranties and conditions to the sale of the Offered Shares thereunder.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Offered Shares or any other securities, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-286098), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit
No.	Description

5.1	Opinion of Harney Westwood & Riegels (BVI) LP regarding the validity of the securities being registered

10.1	Sales Agreement, dated May 19, 2025, by and among SEALSQ Corp, Cantor Fitzgerald & Co. and Maxim Group LLC

23.1	Consent of Harney Westwood & Riegels (BVI) LP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer